UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1 and Rule 13d-2)

Under the Securities Exchange Act of 1934

Goa Sweet Tours Ltd.

____________________________________________________________________________________________________________

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

____________________________________________________________________________________________________________

(Title of Class of Securities)

38021R105

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(CUSIP Number)

Zhou Deng Rong
Luck Sky International Investment Holdings Limited
Unit 602 Causeway Bay Comm Bldg 1
Sugar Street, Causeway Bay
Hong Kong, People’s Republic of China

____________________________________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2012

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38021R105	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Luck Sky International Investment Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,200,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Based on 8,000,000 shares of common stock outstanding as reported in the Quarterly Report on Form 10-Q filed by the issuer on February 9, 2012.

CUSIP No. 38021R105	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Zhou Deng Rong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,200,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Based on 8,000,000 shares of common stock outstanding as reported in the Quarterly Report on Form 10-Q filed by the issuer on February 9, 2012.

CUSIP No. 38021R105	13D	Page 4 of 6 Pages

Item 1.

Security and Issuer.

This statement relates to the common stock, par value $.001 per share (“Common Stock”), of Goa Sweet Tours Ltd., a Nevada corporation (the “Company”). The address of the Company's principal executive office is c/o Luck Sky International Investment Holdings Limited, Unit 602 Causeway Bay Comm Bldg 1, Sugar Street, Causeway Bay, Hong Kong, People’s Republic of China.

Item 2.

Identity and Background.

The response to Item 2 is hereby amended and restated as follows:

(a)

This Schedule 13D is filed by Luck Sky International Investment Holdings Limited (“Luck Sky”) and Mr. Zhou Deng Rong, the Chief Executive Officer of the Company and a director of the Company, as the sole director and shareholder of Luck Sky and as such Mr. Zhou has sole dispositive and voting power over the ordinary shares owned by Luck Sky.

(b)

Luck Sky’s business address is c/o Unit 602 Causeway Bay Comm Bldg 1, Sugar Street, Causeway Bay, Hong Kong, People’s Republic of China. Mr. Zhou’s business address is Unit 602 Causeway Bay Comm Bldg 1, Sugar Street, Causeway Bay, Hong Kong, People’s Republic of China.

(c)

Luck Sky is a researcha nd development company. Mr. Zhou is the Chairman of the Board of Directors and General Manager of Hong Kong Xiangtian International Investment Group Co., Ltd., a private investment company in China.

(d)

During the past five years, neither Luck Sky nor Mr. Zhou has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

During the past five years, neither Luck Sky nor Mr. Zhou has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Luck Sky is an entity formed in Hong Kong. Mr. Zhou is a citizen of Hong Kong.

Item 3.

Source and Amount of Funds or Other Consideration.

On May 15, 2012, Luck Sky purchased 7,200,000 shares of Common Stock from certain stockholders of the Company for an aggregate of $235,000.  The $235,000 used to pay from such shares of Common Stock were from Luck Sky’s own funds.

Item 4.

Purpose of Transaction

The purpose of the acquisition of the shares of Common Stock reported in this Schedule 13D was to acquire control of the Company.  The reporting persons may, at any time and from time-to-time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Other than the reporting persons’ beneficial ownership of the Common Stock, Mr. Zhou’s status as an officer and director of the Company and as described above, the reporting persons do not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the

CUSIP No. 38021R105	13D	Page 5 of 6 Pages

Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act;  or (j) any similar action to those enumerated above.

Item 5.

Interest in Securities of the Issuer

(a)

Aggregate Beneficial Ownership:

As of May 15, 2012, Luck Sky and Mr. Zhou beneficially owned 7,200,000 shares of Common Stock, Luck Sky directly and Mr. Zhou indirectly because he is the sole director and shareholder of Luck Sky. Based on 8,000,000 shares of common stock outstanding as reported in the Quarterly Report on Form 10-Q filed by the issuer on February 9, 2012, this constitutes 90% of the Company’s outstanding Common Stock.

(b)

Power to Vote and Dispose of the Issuer Shares:

Luck Sky and Mr. Zhou have the sole power to vote and dispose of the 7,200,000 shares of Common Stock owned by Luck Sky.

(c)

Transactions Effected During the Past 60 Days:

On May 15, 2012, Luck Sky purchased 7,200,000 shares of Common Stock from certain stockholders of the Company for an aggregate of $235,000, or approximately 3.3 cents per share of Common Stock.

(d)

Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)

Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.

Material to be Filed as Exhibits

99.1

Joint Filing Agreement

CUSIP No. 38021R105	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Luck Sky International Investment Holdings Limited

Dated: May 25, 2012	By:	/s/ Zhou Deng Rong
Name: Zhou Deng Rong
Title: Sole Director

Dated: May 25, 2012	By:	/s/ Zhou Deng Rong
Name: Zhou Deng Rong